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SEC FILE NUMBER
8-47566

MAR 1 3 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: St Bernard Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1609 West Main St
(No. and Street)

Russellville	AR	72801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Keenan	479-967-1200	rkeenan@stbernardfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of St Bernard Financial Services, Inc, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
NOTARY PUBLIC ARKANSAS
DEBRA WELLS
NO. 12397508
YELL COUNTY
My Commission Expires 1-21-2024

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of St. Bernard Financial Services, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of St. Bernard Financial Services, Inc. (the "Company") as of December 31, 2022, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond

Fredericksburg, Texas
March 7, 2023

We have served as the St. Bernard Financial Services, Inc.'s auditor since 2021.

St Bernard Financial Services, Inc
Statement Of Financial Condition
As of And For The Year Ended 12/31/2022

ASSETS

Current Assets		
Cash	$23,308	
Clearing Deposit W/ Clearing Companies	$27,637	
Accounts Receivable - Commissions	$307,039	
Right of Use Asset	$151,197	
Other Current Assets	$0	
Employee Advances	$3,177	
Total Current Assets	$512,358	
Property And Equipment, Net of Depr	$0	
TOTAL ASSETS		**$512,358**

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities		
Commissions Payable	$245,401	
Accounts Payable	$7,241	
Long Term Lease Liability	$151,197	
Accrued Wages & Bonuses Payable	$25,800	
Payroll Taxes Withheld and Accrued	$450	
Income Tax Payable	$0	
Total Current Liabilities	$430,089	
TOTAL LIABILITIES		**$430,089**
Stockholder's Equity		
Common Stock, $1 Par Value Authorized 100,000 Shares; Issued and Outstanding 100 Shares	$100	
Additional Paid In Capital	$20,000	
Retained Earnings	$62,126	
TOTAL EQUITY		**$82,270**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		**$512,358**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Operations
As of And For The Year Ended 12/31/2022

REVENUE		
Trading Commissions from Clearing Company	$595,457	
Investment Advisory Fees	$908,676	
12B-1 Fees	$1,567,341	
Mutual Fund Commissions	$307,747	
Fixed Insurance Commissions	$138,074	
Variable Insurance Commissions	$1,593,918	
Other Revenue	$233,833	
TOTAL REVENUE		$5,345,046
OPERATING EXPENSES		
Bonus Expenses	$617,100	
Commission Expenses	$4,176,772	
Employee Compensation	$233,356	
Trading and Registration Fee Expenses	$111,858	
Office Expenses	$24,042	
Operating Expenses	$181,875	
TOTAL OPERATING EXPENSES		$5,345,003
INCOME FROM OPERATIONS		$43
OTHER INCOME (EXPENSE)		
Miscellaneous Income		
Interest Income		
NET INCOME		$43
Income Tax Expense		$0
NET INCOME AFTER TAX		$43

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Cash Flows
As of And For The Year Ended 12/31/2022

OPERATING ACTIVITIES	
Net Income	$43
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	$108,457
Other Assets	$2,704
Accounts Payable	($91,760)
Payables - Income Tax	$0
Payroll Liabilities	($2,468)
Clearing Deposit	($2,306)
Net cash provided by Operating Activities	$14,671
Additional Paid In Capital	$0
Net cash increase for period	$14,671
Cash at beginning of period	$8,637
Cash at end of period	$23,308

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc
Statement Of Changes In Ownership Equity
As of And For The Year Ended 12/31/2022

	Common	Additional Paid In	Retained	Total
Balance - December 31, 2021	$100	$20,000	$62,127	$82,227
Contributed Capital 2022		$0		
Net Income for the Year 2022			$43	$43
Balance - December 31, 2022	$100	$20,000	$62,170	$82,270

The accompanying notes are an integral part of these financial statements.

ST. BERNARD FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Organization

St. Bernard Financial Services, Inc. (the "Company") was organized in the state of Arkansas on March 24, 1994.

Description of Business

The Company, headquartered in Arkansas and conducting business across the country, is a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and a Registered Investment Advisory firm. The Company is also registered with Financial Industry Regulatory Authority and the various states where it conducts business. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund transactions, stock and bond trades, and insurance product sales. Management fees are received for asset management services.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For the purpose of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2022 there are no cash equivalents.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 7, 2023, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Disclosures about the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2022, which included cash and cash equivalents,

commission's receivable, certificate of deposit and payable, are reasonable estimates of their fair value.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2022, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. St Bernard does not use estimates, but rather records factual numbers.

Income Taxes

Revenue is recognized under the market value method for the securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statements and income tax reporting. Effective March 24, 1994, the Company is considered to be a regular corporation status for federal income tax purposes. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10 "Accounting for Income Taxes". This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

Accounts Receivable - Commissions

The Company considers accounts receivable - commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, there will be charges to operations when that determination is made. Determination of noncollectability is made by management based on knowledge of specific accounts and customer information. Past-due accounts are not charged interest.

Concentration of Credit Risk:

The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit insurance Corporation (FDIC).

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net Capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

There are no differences between net capital as computed in St. Bernard Financial Services, Inc.'s part IIA of Form X-17A-5 filed for the period ending December 31, 2022, and the net capital as computed.

NOTE C – RELATED PARTY TRANSACTIONS

The company has an expense agreement with its shareholder. Under this agreement all operating expenses are paid by the Company, exclusive of personal expenses of the shareholder. The shareholder rents office equipment to the Company.

NOTE D - POSSESSION OR CONTROL REQUIREMENTS

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement is claimed based on Section (k)(2)(ii) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information relating to Possession or Control requirements".

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE E – RESTRICTED CASH DEPOSIT WITH CLEARING ORGANIZATION

The Company uses two clearing houses and maintained a $26,500 cash deposit between the two, of which the $25,000 held at Hilltop Clearing may not be withdrawn for normal operating costs, but is restricted to cover any errors charged to Company not as a result of the clearing organization.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company currently has a lease agreement for rental of its office facilities. Rental expense for the office facilities for 2022 was $16,866.00.

NOTE G - REVENUE RECOGNITION

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contract's identified performance obligations have been satisfied. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which that entity expected to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to: 1) identify the contract(s) with a customer, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue when (or as) the entity satisfied a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue is recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is recognized and recorded into the accounting system when the various clearing firms have notified the Company of the date of the trade and the amount to be received. The Company only recognizes revenue for future sales and systematic investment plans upon the date services are rendered and the contract's identified performance obligations have been satisfied. The Company does not estimate expected revenue, but rather records, as of the trade date, only actual revenue received. The Company does not recognize accounts receivable revenue older than 30 days.

Revenue from Trading Commissions from the Clearing Company are payments made by Hilltop Clearing for commission based trades in stocks, bonds, mutual funds, 12B-1 fees from mutual funds held there, CD's, and monies paid on margin balances, and is recorded when the clearing company has notified the Company that all parties have met their obligations and the amount to be received is known. Margin balance revenue is calculated by Hilltop on a monthly basis as a percentage of margin loan income they receive on margin loan balances held by the Company's customers.

Revenue from Investment Advisory fees are investment management fees charged to customers based on their account balances for assets held at TradePMR, Orion, SEI, AssetMark, and other custodians. These are recorded when the clearing company has notified the Company that all parties have met their obligations and the amount to be received is known.

Revenue from 12B-1 fees are fees paid to the Company by the various mutual fund and variable annuity companies for servicing customer accounts held there. The amount shared is based upon average assets under management over the period, times the percentage set forth in the prospectus. The amount earned is recorded when the mutual fund and variable annuity companies have notified the Company that all parties have met their obligations and the amount to be received is known.

Revenue from Mutual Fund Commissions, Fixed Insurance Commissions, and Variable Insurance Commissions are sales commissions paid by the respective vendors for the sales of their investment products. The amount is calculated as set forth in the prospectus. The amount earned is recorded when the mutual fund and variable annuity companies have notified the Company that all parties have met their obligations and the amount to be received is known.

Revenue from Other Revenue includes capital gains on company investments, miscellaneous income, and payments made to The Company by its sales force of independent contractors, for registration fees, errors and omissions insurance coverage, and bonding fees. Revenue from the sales force is recorded at the first of the month that the fees are due, and is charged to each sales representative's commission payable account.

Commissions and related clearing expenses are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company is entitled to placement and/or transaction fees associated with the success of its work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed.

NOTE H - OFFICE LEASE

In 2021, the Company renewed its lease agreement for its office space for another 10 years, expiring on August 31, 2031. The remaining future long term lease liability is $151,197, and is listed as a liability on the balance sheet. The remaining future right-of-use value is also $151,197, and is listed as an asset on the balance sheet.

St Bernard Financial Services, Inc

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934

As of And For The Year Ended 12/31/2022

St Bernard Financial Services, Inc
Computation Of Net Capital
As of And For The Year Ended 12/31/2022

Total Ownership Equity From Statement Of Financial Condition	**$82,270**
Total Ownership Equity Qualified For Net Capital	**$82,270**
Deductions Or Charges	($38,820)
Net Capital	**$43,449**

The accompanying notes are an integral part of these financial statements.

St Bernard Financial Services, Inc

Computation of Basic Net Capital Requirement And Computation of Aggregate Indebtedness

As of And For The Year Ended 12/31/2022

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of Net Aggregate Indebtedness)	**$28,674**
Minimum Dolar Net Capital Requirement for Reporting Broker Dealer	**$5,000**
Minimum Net Capital	**$28,674**
Excess Net Capital-Net Capital less Net Capital Requirement	**$14,775**

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	**$430,089**
Percentage of Aggregate Indebtedness to Net Capital	**989.86%**

Reconciliation of the Computation of the Net Capital Under Rule 15c3-1

Net Capital Computed on FOCUS IIA As of 12/31/2022	**$43,449**
Adjustments	
Increase (Decrease) in Equity	**$0**
(Increase) Decrease in Non-Allowable Assets	**$0**
(Increase) Decrease in Securities Haircuts	**$0**
Net Capital Per Audit	**$43,449**
Reconciled Difference	**$0**

There are no differences between net capital as computed in St Bernard Financial Services, Inc. Part IIA of Form X-17A-5 filed for the period ended December 31, 2022, and the net capital as computed on the accompanying supplemental schedules.

See Independent Auditor's Report On Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Robert Keenan
St. Bernard Financial Services, Inc.
1609 West Main Street
Russellville, AR 72801

Dear Robert Keenan:

We have reviewed management's statements, included in the accompanying Exemption Report, in which St. Bernard Financial Services, Inc. identified the following provision of 17 C.F.R. 17 C.F.R. § 15c3-3(k) under which it claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) St. Bernard Financial Services, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to commissions and fees earned on mutual funds, equities, and other financial instruments. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

St. Bernard Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about St. Bernard Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 7, 2023

St. Bernard Financial Services, Inc.

1609 West Main Street • Russellville, AR 72801

Pho 479-967-1200 • Fax 479-967-9344 • www.stbernardfinancial.com

February 10, 2023

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

St Bernard Financial Services, Inc.'s Exemption Report for FYE December 31, 2022

St Bernard Financial Services, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption in 17 C.F.R. §240.15c3-3(k)(2)(ii)
(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, equities, and other financial instruments, and (2) the Company (1) did not directly receive, hold, or otherwise owe funds or securities for or to its customers, (2) did not carry accounts for or of customers: and (3) did not carry PAB accounts (as defined in Rule 15c-3) throughout the most recent fiscal year.

St Bernard Financial Services, Inc.

I, Robert Keenan, swear(or affirm) that, to the best of my knowledge and belief, this Exemption report is true and correct.

By Robert Keenan, CEO

St Bernard Financial Services, Inc

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of The Securities and Exchange Act of 1934

As of and for the Year End December 31, 2022

SIPC 7 Reconciliation

Total Due	$2,128.49
Overpayment	$ 0
Balance Due after SIPC 6 Payment Applied Overpayment	$1,235.89
Paid with SIPC 6	$1,235.89
Paid with SIPC 7	$ 892.60
Reconciled Difference	$ 0

SIPC 6 Payment	Paid by Wire 12-12-2022	$1,235.89
SIPC 7 Payment	Paid by Debit 02/09/2023	$ 892.60

Tuttle & Bond, PLLC
Certified Public Accountants

St. Bernard Financial Services, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)
Form SIPC-7

St. Bernard Financial Services, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2022, which were agreed to by St. Bernard Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating St. Bernard Financial Services, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. St. Bernard Financial Services, Inc.'s management is responsible for St. Bernard Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 1, 2022 through December 31, 2022 with the amounts reported on Forms SIPC-7, noting no differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

Fredericksburg, Texas
March 7, 2023